William J. Evers
                                                      Vice President and Counsel
                                                      Tel: (212) 314-5027
                                                      FAX: (212) 314-3959

                                                      LAW DEPARTMENT

                                December 12, 2007






Sonny Oh, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, NE
Mail Stop 4644
Washington, DC  20549

     RE:      AXA Equitable Life Insurance Company
              Separate Account 49 of AXA Equitable Life Insurance Company Post-Effective Amendments to Form N-4 Registration Statements File Nos. 811-07659 and 333-05593, 333-64749, 333-31131
              and 333-60730 (the "Amendments")

Dear Mr. Oh:

         On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to the staff's comments on the above-referenced Amendments, each of which included the same two prospectus supplements. We set forth below each of those specific comments and then provide our response. The page references refer to the pages in the courtesy copy of the supplements provided to the staff.

         To provide context for our responses, we first want to point out that the deferral bonus of 7% (previously 6%) will be available with this Guaranteed withdrawal benefit feature. Also, due to certain disclosure revisions in Supplement 2, the Item number references in the final version of the supplement will be revised accordingly.

SUPPLEMENT 1
------------

COMMENT 1
---------
To facilitate the use of the supplement, the staff recommends that in addition to identifying the section of the prospectus where revised/additional disclosure should be inserted, please also disclose the relevant page numbers of the prospectus.

RESPONSE 1
----------

Sonny Oh, Esq.
December 12, 2007
Page 2 of 9

It is our intention to use a single version of this supplement for all four of the affected Accumulator(R) contracts, which would make adding page numbers confusing for the reader. It is our practice to provide narrative prior to each new section in a supplement, indicating where that section is meant to appear in the prospectus, in part because we believe that adding page numbers for four separate prospectuses would be confusing for the reader.

COMMENT 2
---------
Please disclose the charge for the GWBL rider on page 1.

RESPONSE 2
----------

The charge for the rider is now disclosed on page 1.

COMMENT 3
---------
Please reconcile the last sentence of the first paragraph under "Effect of Excess withdrawals" on page 2 of Supplement 1 with the last sentence of the second paragraph under "Certain withdrawals" on page 60 of the prospectus.

RESPONSE 3
----------

The term "Excess withdrawals" is used in connection with recalculation of the GWBL Benefit base and the Guaranteed annual withdrawal amount. It is not a term that specifically relates to the application of withdrawal charges. The second paragraph of the section specifically identifies the withdrawals that will be considered Excess withdrawals, and subsequent paragraphs explain how an Excess withdrawal can affect the GWBL Benefit base and the Guaranteed annual withdrawal amount.

To further clarify the application of the withdrawal charge, we have added the following paragraph to the "Effect of Excess Withdrawals" section of the supplement, immediately following the example:

       WITHDRAWAL CHARGES, IF APPLICABLE, ARE APPLIED TO THE AMOUNT OF THE WITHDRAWAL EXCEEDING THE GUARANTEED ANNUAL WITHDRAWAL AMOUNT. SEE "WITHDRAWAL CHARGE" IN "CHARGES AND EXPENSES" IN YOUR PROSPECTUS. USING THE EXAMPLE ABOVE, IF THE $8,000 WITHDRAWAL IS A WITHDRAWAL OF CONTRIBUTIONS SUBJECT TO THE WITHDRAWAL CHARGE, THE WITHDRAWAL CHARGE WOULD APPLY TO THE $3,000 (THE AMOUNT OF THE WITHDRAWAL CHARGE ABOVE THE GUARANTEED ANNUAL WITHDRAWAL AMOUNT OF $5,000).

COMMENT 4
---------
Under "200% Initial GWBL Benefit base guarantee" on page 3 of Supplement 1, please disclose the interaction between this feature and the Annual ratchet, e.g., last sentence of the paragraph for 6% deferral bonus. An example would be helpful.

RESPONSE 4
----------

Sonny Oh, Esq.
December 12, 2007
Page 3 of 9

Generally, there is no direct interaction between these two features or their respective calculations. However, one or more Annual ratchets of the GWBL benefit base may impact the overall applicability of the 200% Initial GWBL benefit base guarantee.

Under the 200% Initial GWBL benefit base guarantee, we look at the contract's GWBL benefit base at one point in time, the later of (i.) the 10th contract anniversary, and (ii.) the contract owner's 70th birthday. If the contract owner had not taken a withdrawal up to this point, we will increase the GWBL benefit base to equal 200% of contributions made during the first 90 days, plus 100% of any subsequent contributions. There is no separate charge for the 200% Initial GWBL benefit base guarantee; instead, it is simply one element of the calculations for the GWBL benefit base.

It is possible that no adjustment will be made due to the 200% Initial GWBL benefit base guarantee. In particular, it is possible that prior to the calculation date for that guarantee, which is the contract owner's 70th birthday or later, that the contract owner's GWBL benefit base would have increased due to one or more Annual ratchets. With an Annual ratchet, the GWBL benefit is recalculated on each contract anniversary to equal the greater of (i.) the account value, and (ii.) the most recent GWBL benefit base.

With the Annual ratchet, a contract owner can potentially increase his or her GWBL benefit base as the result of positive investment performance of the variable investment options. It is possible for a contract owner to have had one or more Annual ratchets that increase his or her GWBL benefit base to amounts that near or even exceed 200% of the GWBL benefit base. Because of this, there will be varying degrees of applicability of the 200% Initial GWBL benefit base guarantee.

We believe the supplement effectively describes the role of the 200% Initial GWBL benefit base guarantee. In particular, under "GWBL benefit base," the supplement indicates the various factors that affect the GWBL benefit base over time. In addition, the "200% Initial GWBL Benefit base guarantee" section identifies the role of that guarantee and notes, among other matters, that there will be no increase if the GWBL benefit base already exceeds this guarantee amount.

HOW WITHDRAWALS AFFECT YOUR GWBL AND GWBL GUARANTEED MINIMUM DEATH BENEFIT (PAGE
5)

COMMENT 5(a)
------------
In the last sentence of the first paragraph, please revise the cross-reference from "in your Prospectus" to "earlier in this Supplement."

RESPONSE 5(a)
-------------

The cross-reference has been changed.

Sonny Oh, Esq.
December 12, 2007
Page 4 of 9

COMMENT 5(b)
------------
Please disclose whether the last sentence of the second paragraph also applies to the GWBL Standard death benefit.

RESPONSE 5(b)
-------------

The last sentence of the second paragraph does not apply to the GWBL Standard death benefit. That sentence specifically references only the GWBL Enhanced death benefit. To clarify, we have split the paragraph into two paragraphs, the first of which is a one sentence paragraph simply stating that the GWBL Standard death benefit base is reduced on a pro rata basis for any withdrawals, and the second describing the effect of withdrawals on the GWBL Enhanced death benefit base. As a result, we have revised the disclosure describing the withdrawal treatment for the two death benefits as follows:

         YOUR GWBL STANDARD DEATH BENEFIT IS REDUCED BY ANY WITHDRAWAL ON A PRO RATA BASIS.

         THE GWBL ENHANCED DEATH BENEFIT BASE IS REDUCED BY ANY WITHDRAWAL ON A DOLLAR-FOR-DOLLAR BASIS UP TO THE GUARANTEED ANNUAL WITHDRAWAL AMOUNT.

COMMENT 6
---------
Page 6 of the supplement states that the "description of the charge associated with the GWBL in the `Fee table' of your Prospectus is deleted in its entirety."

Please revise this disclosure and provide appropriate disclosure to be inserted in lieu of the disclosure to be deleted from the fee table on Page 12 of the prospectus. If applicable, please also add disclosure to Supplement 1 to revise the "Example" beginning on page 15 of the prospectus accordingly. If not applicable, please explain to the staff why.

RESPONSE 6
----------

We have included revised Fee table disclosure in the Supplement regarding the revised charge for the Guaranteed withdrawal benefit for life.

The Example that is currently used in the Prospectus is based on the maximum charges that could be applicable to a hypothetical client's contract. These maximum charges exceed the charges that would apply if the hypothetical client selected the Guaranteed withdrawal benefit for life. For this reason, no changes to the Example are necessary.

COMMENT 7
---------
With regard to revisions to be made to the "Charges and expenses" section beginning on page 59 of the prospectus, please confirm whether the "GWBL Enhanced death benefit" disclosure on page 61 of the prospectus is still accurate. If not, please modify the Supplement 1 accordingly.

Sonny Oh, Esq.
December 12, 2007
Page 5 of 9

RESPONSE 7
----------

The disclosure on page 61 of the Prospectus is still accurate.

SUPPLEMENT 2
------------

COMMENT 1
---------
To facilitate the use of the supplement, the staff recommends that in addition to identifying the section of the prospectus where revised/additional disclosure should be inserted, please also disclose the relevant page numbers of the prospectus. At a minimum, the registrant should be more precise in describing where disclosure to be added to the prospectus should be inserted.

For example, Item 10 on page 3 of Supplement 2 is disclosure that would be most appropriately placed after the first sentence of the first paragraph of each respective section as opposed to the end of them.

RESPONSE 1
----------

We have revised the cross-references in several places to clarify the placement of the information in the prospectus. However, we do not intend to insert page numbers, because we are not planning on preparing separate supplements for each of the Accumulator(R) series contracts. Rather, we intend to use a single supplement for all four contracts, and inserting conflicting page numbers would be confusing for the reader.

COMMENT 2
---------
In lieu of explaining what "features, benefits and/or contract types...are not available" with the GWBL, the supplement should amend the prospectus accordingly.

RESPONSE 2
----------

With respect, we believe that this type of disclosure would not be particularly helpful to a prospective purchaser, because most of these changes would consist of adding sections to the supplement that consist of little more than the language that is currently in the prospectus, with the addition of the GWBL benefit to lists of features that are unavailable if the purchaser chooses a particular feature of the contract. We believe that it is clearer to the reader if all of this disclosure is contained in one place in the supplement. As described below, we intend to integrate these references into the prospectus as part of the May 1, 2008 prospectus update.

COMMENT 3
---------
For Item 4, please confirm deletion of "Loans under Rollover TSA contracts" as provided in corresponding section on page 11 of prospectus.

Sonny Oh, Esq.
December 12, 2007
Page 6 of 9


RESPONSE 3
----------

We confirm the deletion of "Loans under Rollover TSA contracts."

COMMENT 4(a) - ITEM 5:  FEE TABLE (PAGE 2 OF SUPPLEMENT 2)
----------------------------------------------------------
Please reconcile footnote 1 with existing footnotes provided in fee table beginning on page 14 of prospectus.

RESPONSE 4(a)
-------------

To avoid any inconsistency between the numbering of the footnotes in the existing prospectus and the new footnote being added by the supplement, we have revised the supplement footnote from (1) to (A).

COMMENT 4(b) - ITEM 5:  FEE TABLE (PAGE 2 OF SUPPLEMENT 2)
----------------------------------------------------------

Based on disclosure in second and third paragraphs as provided in Items 12 and 27 on pages 3 and 10, respectively, of the supplement, please make it clear that the charge for the GWBL is for both Single and Joint Life contracts. Please apply the same to the Annual Ratchet charge.

RESPONSE 4(b)
-------------

We have revised the disclosure for both the initial charge and the Annual ratchet charge to clarify that the charge for the GWBL is the same for both Single life and Joint life contracts.

COMMENT 4(c) - ITEM 5:  FEE TABLE (PAGE 2 OF SUPPLEMENT 2)
----------------------------------------------------------

Please revise the "Fees and charges" section on page 12 of the prospectus in light of the Item 5 disclosure to be added.

RESPONSE 4(c)
-------------

We have revised the "Fees and charges" section on page 12 to include the revised fee information for the GWBL.

COMMENT 5
---------
Under Item 7 on page 2 of supplement, please confirm use of the terms "Single life" and "Joint life," respectively, in the first paragraph and first sentence of the second paragraph.

RESPONSE 5
----------

We confirm that the uses of the terms "Single life" and "Joint life" are correct in those locations.

Sonny Oh, Esq.
December 12, 2007
Page 7 of 9

COMMENT 6
---------
Under Item 11 with regard to the Accumulator(R) Plus contract, please confirm whether the registrant has exemptive relief to permit such recovery of the credit including the appropriate citation granting the relief.

RESPONSE 6
----------

AXA Equitable Life Insurance received an order granting exemptive relief for the recovery of credits under certain contracts. (In the Matter of AXA Equitable Life Insurance, et al, (812-13243), Investment Company Act Release No. 27447, August 18, 2006.)

COMMENT 7(a) - ITEM 12 - CONTRACT FEATURES AND BENEFITS (PAGE 3 OF SUPPLEMENT 2)
--------------------------------------------------------------------------------

         Effect of Excess withdrawals (page 4 of Supplement 2)
                  i. Please reconcile the last sentence of the first paragraph under "Effect of Excess withdrawals" on page 4 of the supplement with the last sentence of
                           Item 26 on page 10.
                  ii. In the second to last sentence of the last paragraph, please revise the cross-reference from "in your Prospectus" to "later in this Supplement."

                  Please confirm that all other cross-references are accurate, e.g., second to last sentence of disclosure provided under
                  Item 21 on page 9 of supplement and Item 15 on page 7 of supplement.

RESPONSE 7(a)
-------------

With regard to comment (i), please see the response above to comment 3 regarding Supplement 1. With respect to comment (ii), we have changed the cross-reference to "later in this Supplement." We confirm that all other cross-references are now accurate.

COMMENT 7(b) - ITEM 12 - CONTRACT FEATURES AND BENEFITS (PAGE 3 OF SUPPLEMENT 2)
--------------------------------------------------------------------------------

Under "200% Initial GWBL Benefit base guarantee" on page 6 of the supplement, please disclose the interaction between this feature and the Annual ratchet, e.g., last sentence of the paragraph for 6% deferral bonus.

RESPONSE 7(b)
-------------

Please see the response above to comment 4 regarding Supplement 1.

COMMENT 8
---------

Sonny Oh, Esq.
December 12, 2007
Page 8 of 9


Please confirm whether Item 23 on page 9 of the supplement should "replace" or be added after the third paragraph of the section.


RESPONSE 8
----------

We confirm that the disclosure contained in Item 23 on page 9 of the supplement is intended to replace the third paragraph of the section.

COMMENT 9
---------
Where appropriate, please clarify whether the GWBL may be elected simultaneously with the Principal Protector feature described on page 46 of the prospectus. If permitted, please also add disclosure regarding the additional advantages and disadvantages of electing both benefits.

RESPONSE 9
----------

This supplement relates solely to sales in New York. The state variations appendix in the prospectus already specifies that the Principal Protector feature is not available in New York, and the supplement specifically directs readers to the state variations appendix. We do not believe that further clarification is necessary.

COMMENT 10
----------
Given the nature of the supplement, the staff notes that the supplement should be expanded to address other areas of the prospectus that need to be revised and/or expanded.

The following represent the more salient sections of the prospectus that require further revisions/disclosure.

         a. If any major captions have been added through the disclosure provided in the supplement, please be sure to include them in the table of contents.

         b. "Index of key words and phrases" on page 4 of prospectus including the chart at the bottom of the page providing corresponding terms as used in the prospectus and contract.

         c. Please revise any of the appendices to the prospectus accordingly.

RESPONSE 10
-----------

The information in this supplement will be incorporated into each of the relevant Accumulator(R) prospectuses for the May 1, 2008 update. Each of the updated prospectuses will contain an accurate table of contents and index of key words and phrases. In lieu of a table of contents, it is our practice to provide narrative prior to each new section in a supplement, indicating where that section is meant to appear in the

Sonny Oh, Esq.
December 12, 2007
Page 9 of 9

prospectus. In addition, we state in the first paragraph of the supplement that it should be read in conjunction with the prospectus. It also states that terms used in the supplement have the same meaning as in the prospectus. Similarly, we will be eliminating the state variations and contract variations appendices as part of the May 1, 2008 update. For these reasons, we believe it is unnecessary to add a table of contents, index of key words and phrases or revised Appendices to the supplement.

PART C
------

COMMENT 1
---------
Please include an opinion of counsel and consent to its use as an exhibit.

RESPONSE 1
----------

The opinion of counsel and consent to its use are included as an exhibit.


                                    * * * * *

         The post-effective amendment filings under Rule 485(b) will be accompanied by the representations requested by the staff.

         Please contact me if you have any questions on the Company's responses to the staff's comments. We appreciate your assistance with this Registration Statement.



                                           Sincerely,

                                           /s/ William J. Evers

                                           William J. Evers



cc:      Christopher E. Palmer, Esq.